Exhibit 3.5

RESTATED AND AMENDED
ARTICLES OF ASSOCIATION
OF
CAPITAL CITY PRESS, INC.

1.             The Articles of Association of Capital City Press, Inc. are hereby amended and restated in their entirety to read as follows:

I.  WE THE SUBSCRIBERS, hereby associate ourselves together as a Corporation, under the Laws of the State of Vermont, to be known by the name of

Capital City Press, Inc.

for the purposes of conducting a general publishing, printing, and binding business and such other things as may be necessary in the County of Washington, in the State of Vermont.

II.  The aggregate number of shares which the corporation is authorized to issue is forty thousand (40,000) shares of common stock, $.01 par value.  The holder of common stock of the corporation shall be entitled to one (1) vote for each share of common stock held.

III.  No holder of any share of stock of the Corporation shall, because of his ownership of stock have a pre-emptive or other right, to purchase, subscribe for or take any part of any stock or any part of the notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase stock of the corporation issued, optioned or sold by it after its incorporation, whether the stock be authorized by these Articles of Association or be authorized by an amended certificate duly filed and in effect at the time of the issuance or sale of such stock or of such notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase stock of the corporation.

IV.  Upon the effectiveness of the Amended and Restated Note Purchase Agreement, dated as of December 31, 1994, between the Corporation and Churchill Capital Partners (the “Churchill Agreement”), the following provision shall become effective:  Notwithstanding any other provision of these Articles of Association and any provision of law that otherwise so empowers the corporation, for so long as the Corporation has any Obligations (as defined in that certain Amended and Restated Note Purchase Agreement by and between the Corporation and Churchill Capital Partners dated as of December 31, 1994 as amended, supplemented or otherwise modified from time to time), without the affirmative vote of one-hundred percent (100%) of the members of the full Board of Directors, the Corporation shall not (i) institute proceedings to be adjudicated bankrupt or insolvent, (ii) consent to the institution of bankruptcy or insolvency proceedings against it, (iii) file a petition seeking reorganization, liquidation or relief under any applicable federal or state law relating to bankruptcy, insolvency, reorganization or dissolution, (iv) consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the corporation or a substantial part of its property, or (v) make any assignment for the benefit of creditors, or admit in writings its inability to pay its debts generally as they become due, or take corporate action in furtherance of any such action.

The corporation shall not, without the prior written consent of all members of the board of directors amend, alter, change or repeal the provisions contained in the preceding paragraph.

V. (a)  The Corporation shall indemnify its directors and corporate officers (hereinafter referred to as “Covered Persons”) against any liability incurred by any of them in their capacity as such, to the full extent permitted by the laws of Vermont, in accordance with the following provisions.

(b)  The Corporation shall indemnify any Covered Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such Covered Person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by such Covered Person in connection with such action, suit or proceeding if such Covered Person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe such Covered Person’s conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such Covered Person did not act in good faith and in a manner which such Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe such Covered Person’s conduct was unlawful.

(c)  The Corporation shall indemnify such Covered Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suite by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney’s fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with the defense or settlement of such action or suit if such Covered Person acted in good faith and in a manner such Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such Covered Person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case such Covered Person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

(d)  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such Covered Person is not entitled to be indemnified by the Corporation as authorized herein.

2.             The sole shareholder of Capital City Press, Inc., JH Acquisition Corp., which holds all the shares of the outstanding capital stock of Capital City Press, Inc., has consented to the restatement and amendment described above.  The number of votes represented by the shares held by JH Acquisition Corp. are sufficient for approval.

Date:	12/30/94	CAPITAL CITY PRESS, INC.

	(Corporate Seal)	By:	/s/ Richard E. Hearn
Richard E. Hearn
Chairman of the Board

ATTEST:

/s/